                            Quarterly Report 2Q 2003

[GERDAU AMERISTEEL LOGO]

Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

- Safety

- Integrity

- Customer Driven Culture

- Investment in People, Processes, and Technology

- Engaged Employees

- Open Communication

- Community and Environmental Awareness

- Profitability

In this report, "Gerdau Ameristeel" and "Company" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2002 Annual Report. The following discussion and analysis should be read in conjunction with the consolidated statements and the accompanying notes contained in that report.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Gerdau Ameristeel's financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). Management believes EBITDA (earnings before interest, taxes, depreciation and amortization), a non-GAAP measure, is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. EBITDA is calculated by adding income before tax and interest expense, depreciation and amortization. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as a performance indicator or to cash flows from operations as a measure of liquidity and cash flows.

On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. The accounting treatment for this combination is the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully-diluted basis following the transaction.

Our financial results for the three and six months ended June 30, 2002 are the financial results for Gerdau North America, the predecessor company for accounting purposes. Also included in this report is pro forma information for the three and six months ended June 30, 2002 which was prepared as if the combination with Co-Steel had taken place on January 1, 2002, adjusted for the impact of purchase price allocations. Management believes this information is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what future results will be in any future periods.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2003 COMPARED TO THREE MONTHS ENDED JUNE 30, 2002

The following table summarizes the results of Gerdau Ameristeel for the three months ended June 30, 2003 and for the three months ended June 30, 2002 on a pro forma and historical basis.

                                                             FOR THE THREE MONTHS ENDED
                                             -----------------------------------------------------
                                                                 June 30, 2002        June 30, 2002
                                             June 30, 2003         Pro Forma            Historical
                                             -----------------------------------------------------
Shipments (Tons)
     Rebar                                       386,671             340,275              197,737
     Merchant/Special Sections                   482,863             505,967              354,920
     Rod                                         151,142             187,926               28,026
     Flat rolled                                 192,665             181,177                    -
                                              ----------           ---------             --------
    Total Mill Finished Steel                  1,213,341           1,215,345              580,683
    Fabricated Steel                             173,734             179,412              152,815
                                              ----------           ---------             --------
              Total                            1,387,075           1,394,757              733,498

Weighted average selling price ($/ton)
    Mill external shipments                   $   302.79          $   287.72             $ 300.50
    Fabricated steel shipments                    432.89              437.04               443.80

    Scrap charged - $/ton                     $   112.58          $    90.12             $  88.30

                                                   FOR THE THREE MONTHS ENDED
                                          -----------------------------------------
                                                        June 30, 2002 June 30, 2002
                                          June 30, 2003   Pro Forma    Historical
                                          -----------------------------------------
Income Statement (US $000s except EPS)
        Net Sales                            $ 471,569    $ 446,438   $ 245,116

        Income (loss) from operations            4,822       31,465      18,129
        Net (Loss) Income                       (1,629)       9,185       3,819
        EBITDA(1)                               24,737       43,580      29,887

        EPS - Basic                              (0.01)        0.04        0.03
        EPS - Diluted                            (0.01)        0.04        0.03

Notes: (1) EBITDA is earnings before interest, taxes, depreciation and amortization

Net sales: Net sales for the three months ended June 30, 2003 were $471.6 million compared to $245.1 million on a historical basis and $446.4 million on a pro forma basis for the three months ended June 30, 2002, an increase of $226.5 million or 92.4% and $25.2 million or 5.6%, respectively. Compared to last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $202.1 million for the three months ended June 30, 2003.

Finished tons shipped for the three months ended June 30, 2003 were 1,387,075 tons compared to 733,498 tons in the same period in 2002 on a historical basis and 1,394,757 tons on a pro forma basis. The finished tons shipped in this period represent an increase of 653,577 tons, or 89.1%, compared to 2002 historical shipments and a decrease of 7,682 tons, or 0.6%, compared to 2002 proforma shipments.

Average mill finished goods selling prices were $303 per ton for the three months ended June 30, 2003, up by approximately $15 per ton or 5.2% from the average pro forma selling price for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $22 per ton, or 24.0% on a pro forma basis, from the same period last year.

Cost of sales: Cost of sales as a percentage of net sales increased to 90.1% for the three months ended June 30, 2003 compared to 81.2% for the three months ended June 30, 2002 on a historical basis and 84.0% on a pro forma basis. Cost of sales for the three months ended June 30, 2003 was $425.0 million compared to $199.5 million for the three months ended June 30, 2002 on a historical basis, and $375.1 million on a pro forma basis, an increase of $225.5 million and $49.9 million, respectively.

Higher cost of goods sold reflects a sharp increase in scrap raw material and mill manufacturing costs. Scrap costs typically account for approximately 35% to 45% of our mill production costs. In the three months ended June 30, 2003, average scrap costs were approximately $22 per ton higher than in the three months ended June 30, 2002 on a pro forma basis. Scrap costs represented approximately 46% of mill production costs in the three months ended June 30, 2003, compared to approximately 40% for the same period in 2002. Mill manufacturing costs were also higher in the current quarter primarily due to higher energy costs.

Selling and administrative: Selling and administrative expenses as a percentage of net sales for the three months ended June 30, 2003 were 4.2% compared to 6.1% for the same period in the prior year and 4.7% on a pro forma basis. Selling and administrative expenses for the three months ended June 30, 2003 were $19.7 million compared to $15.0 million for the three months ended June 30, 2002 on a historical basis, and $20.8 million on a pro forma basis, an increase of $4.7 million and a decrease of $1.1 million, respectively. Compared to last year's results, selling and administrative expenses increased due to the addition of administrative functions of the former Co-Steel operations. Compared to pro forma results for last year, the $1.1 million saving reflects the elimination of redundant overhead and economies of scale of the merged company.

Depreciation: Depreciation for the three months ended June 30, 2003 was $20.2 million compared to $12.8 million for the three months ended June 30, 2002 on a historical basis, and $18.9 million on a pro forma basis, an increase of $7.4 million and $1.3 million, respectively. $6.6 million of the $7.4 million increase was due to the addition of the Co-Steel operations.

Other operating expense: Other operating expense for the three months ended June 30, 2003 was approximately $1.8 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs of $0.8 million, and fabricating plant shutdown expenses of $0.2 million. The charges were offset by income of $1.1 million in electric power rebates under the Market Power Mitigation Rebate from the Province of Ontario. The rebates are determined based on a comparison between actual market cost and price caps. The Whitby and Cambridge mills are subject to these rebates which are projected to occur quarterly through May 1, 2006. Estimates for current year rebates are accrued against utility expense and included in manufacturing cost. Other operating expense for the three months ended June 30, 2002 was $0.1 million relating to the closing of certain of the Company's fabricating plants.

Interest expense and amortized deferred financing costs: Interest expense and amortized deferred financing costs were $11.2 million for the three months ended June 30, 2003 compared to $11.4 million on a historical basis for the three months ended June 30, 2002 and $10.9 million on a pro forma basis before giving effect of the refinancing. Included in deferred finance costs for the three months ended June 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt.

Income taxes: The effective income tax rate in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the three months ended June 30, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter since the combination with Co-Steel.

SIX MONTHS ENDED JUNE 30, 2003 COMPARED TO SIX MONTHS ENDED JUNE 30, 2002

The following table summarizes the results of Gerdau Ameristeel for the six months ended June 30, 2003 and for the six months ended June 30, 2002 on a pro forma and historical basis.

                                            FOR THE SIX MONTHS ENDED
                                  ------------------------------------------
                                                 June 30, 2002 June 30, 2002
                                  June 30, 2003     Pro Forma    Historical
                                  ------------------------------------------
Shipments (Tons)
    Rebar                              789,928        668,326       389,159
    Merchant/Special Sections          987,172        976,497       684,105
    Rod                                298,090        357,198        45,560
    Flat rolled                        365,214        363,740             -
                                   -----------    -----------   -----------
  Total Mill Finished Steel          2,440,404      2,365,761     1,118,824
  Fabricated Steel                     317,930        340,036       287,982
                                   -----------    -----------   -----------
        Total                        2,758,334      2,705,797     1,406,806

Weighted average selling
price ($/ton)
  Mill external shipments          $    298.79    $    279.45   $    288.15
  Fabricated steel shipments            430.05         435.68        443.60

  Scrap charged - $/ton            $    109.33    $     86.58   $     82.79
                                   -----------    -----------   -----------

Income Statement (US
$000s except EPS)
    Net Sales                      $   915,947    $   843,196   $   463,099
    Income (loss) from                     969         50,488        29,867
    operations

    Net (Loss) Income                   (6,581)        16,773         5,094
    EBITDA(1)                           41,458         81,433        54,646
    EPS - Basic                          (0.03)          0.07          0.04
    EPS - Diluted                        (0.04)          0.07          0.04

Notes: EBITDA is earnings before interest, taxes, depreciation and amortization

Net sales: Net sales for the six months ended June 30, 2003 were $915.9 million compared to $463.1 million on a historical basis and $843.2 million on a pro forma basis for the six months ended June 30, 2002, an increase of $452.8 million, or 97.8%, and $72.7 million, or 8.6%, respectively. Compared to last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $389.9 million for the six months ended June 30, 2003.

Finished tons shipped for the six months ended June 30, 2003 were 2,758,334 tons compared to 1,406,806 tons in the same period in 2002 on a historical basis and 2,705,797 tons on a pro forma basis, an increase of 96.1% and 1.9%, respectively.

Average mill finished goods selling prices were $299 per ton for the six months ended June 30, 2003, up by approximately $19 per ton, or 6.9%, from the average pro forma selling price for the same period in 2002. However, selling price increases were more than offset by scrap raw material costs that increased $23 per ton, or 26.3% on a pro forma basis, from the same period last year.

Cost of sales: Cost of sales as a percentage of net sales increased to 91.4% for the six months ended June 30, 2003 compared to 81.4% for the six months ended June 30, 2002 on a historical basis and 85.0% on a pro forma basis. Cost of sales for the six months ended June 30, 2003 was $836.9 million compared to $376.8 million for the six months ended June 30, 2002 on a historical basis, and $717.1 million on a pro forma basis, an increase of $460.1 million and $119.8 million, respectively.

Higher cost of goods sold reflects a sharp increase in scrap raw material and energy costs. Scrap costs typically account for approximately 35% to 45% of mill production costs. In the six months ended June 30, 2003, average scrap costs were approximately $23 per ton higher than in the six months ended June 30, 2002 on a pro forma basis and represented approximately 44% of mill production costs in the six months ended June 30, 2003, compared to approximately 40% for the same period in 2002. For the first six months of 2003, energy costs averaged approximately $40 per ton of steel produced, an increase of approximately 33% over same period last year.

Selling and administrative: Selling and administrative expenses as a percentage of net sales for the six months ended June 30, 2003 were 4.2% compared to 6.4% for the same period in the prior year and 4.9% on a pro forma basis. Selling and administrative expenses for the six months ended June 30, 2003 were $38.1 million compared to $29.8 million for the six months ended June 30, 2002 on a historical basis, and $41.0 million on a pro forma basis for that period, an increase of $8.3 million and a decrease of $2.9 million, respectively. Compared to last year's results, selling and administrative expenses increased due to the addition of the administrative functions of the former Co-Steel operations. Compared to pro forma results for last year, the $2.9 million saving reflects the elimination of redundant overhead and economies of scale of the merged company.

Depreciation: Depreciation for the six months ended June 30, 2003 was $39.9 million compared to $25.7 million for the six months ended June 30, 2002 on a historical basis, and $37.7 million on a pro forma basis, an increase of $14.2 million and $2.2 million, respectively. $12.8 million of the $14.2 million increase was due to the addition of the Co-Steel operations.

Other operating expense: Other operating expense for the six months ended June 30, 2003 was approximately $0.1 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs of $.8 million, $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill and fabricating plant shutdown expenses of $0.3 million. The charges were offset by income of $3.5 million in electric power rebates from the Province of Ontario. Other operating expense for the six months ended June 30, 2002 was $0.9 million relating to the closing of certain of the Company's fabricating plants.

Interest expense and amortized deferred financing costs: Interest expense and amortized deferred financing costs were $19.0 million for the six months ended June 30, 2003 compared to $22.5 million on a historical basis for the six months ended June 30, 2002 and $21.6 million on a pro forma basis before giving effect to the refinancing. Included in deferred finance costs for the six months ended June 30, 2003 was a charge of $2.1 million relating to the write-off of un-amortized costs relating to extinguished debt. The remaining decrease of $5.6 million on a historical basis, was due primarily to the conversion of related party debt to equity in September 2002 in connection with the combination with Co-Steel ($12.3 million), offset by the interest expense on the assumed debt of Co-Steel ($6.7 million.)

Income taxes: Our effective income tax rate in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the six months ended June 30, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter since the combination with Co-Steel.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Operating activities: Net cash used by operations for the six months ended June 30, 2003 was $13.2 million compared to net cash provided by operations of $18.5 million for the six months ended June 30, 2002. The change in fiscal 2003 is the result of increasing working capital, primarily increased accounts receivable.

Investing activities: Net cash used in investing activities was $24.1 million in the six months ended June 30, 2003 compared to $25.9 million in the six months ended June 30, 2002, a decrease of $1.8 million. For the six months ended June 30, 2003, capital expenditures totalled $24.2 million. In June 2002, the Company spent $8.4 million to acquire the assets of our Cartersville, Georgia cold drawn plant.

Financing activities: Net cash provided by financing activities was $48.5 million in the six months ended June 30, 2003 compared to $9.9 million in the six months ended June 30, 2002. The increase in debt is primarily to support increasing accounts receivable and capital expenditures made in fiscal 2003.

Credit facilities and indebtedness

On June 27, 2003, the Company refinanced most of its outstanding debt by issuing $405.0 million of 10-3/8% Senior Notes and entered into a $350.0 million Senior Secured Revolving Credit Facility with a syndicate of lenders. The proceeds were used to repay existing indebtedness under several lending arrangements and to pay costs associated with the refinancing. Historically, the principal sources of liquidity have been cash flow generated from operations and borrowings under credit agreements. Following the refinancing, the principal sources of liquidity will be cash flow generated from operations and borrowings under the new Senior Secured Credit Agreement. The principal liquidity requirements are working capital, capital expenditures and debt service. The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

The following is a summary of existing credit facilities and other long tem debt:

Senior Secured Credit Facility: The Senior Secured Credit Facility provides commitments of up to $350.0 million. The Company will be able to borrow under the Senior Secured Credit Facility the lesser of (i) the committed amount, and
(ii) the borrowing base (which is based upon a portion of the inventory and accounts receivable held by most of the Company's operating units less certain reserves), minus outstanding loans, letter of credit obligations and other obligations owed under the Senior Secured Credit Facility. Since the borrowing base under the Senior Secured Credit Facility will be based on actual inventory and accounts receivable levels, available borrowings under the facility will fluctuate. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. At June 30, approximately $98.3 million was available under the Revolving Credit Facility.

Loans under the senior secured credit agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, federal funds rate, bankers' acceptance or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by excess availability from time to time. Borrowings under the senior secured credit facility may be made in U.S. dollars or Canadian dollars, at the option of the Company. Our Senior Secured Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions without the consent of the lenders. These covenants limit our ability to, among other things: incur additional debt, issue redeemable stock and preferred stock, pay dividends on our common shares, sell or otherwise dispose of certain assets and enter into mergers or consolidations.

Senior Notes: On June 27, 2003, the Company issued $405.0 million of 10-3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature on July 15, 2011. The notes were issued at 98% of face value. The notes are unsecured, are effectively junior to secured debt to the extent of the value of the assets securing such debt, rank equally with all existing and future unsecured unsubordinated debt, and are senior to any future senior subordinated or subordinated debt. Interest on the notes accrues at 10 3/8% per annum (10.75% effective rate) and is payable semiannually on July 15 and January

15. At any time prior to July 15, 2006, the Company may redeem up to 35% of the original principal amount of the notes with the proceeds of one or more equity offerings of common shares at a redemption price of 110.75% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of redemption. The indenture governing the notes permits the Company and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness, subject to certain limitations.

AmeriSteel Bright Bar, Inc. facility: As of June 30, 2003, AmeriSteel Bright Bar, Inc. had a $3.5 million term loan outstanding. The facility bears interest at a fixed rate of 6% and expires in June 2011.

Industrial revenue bonds: The Company had $36.8 million of industrial revenue bonds outstanding as of June 30, 2003. $33.2 million of the bonds were issued by Gerdau Ameristeel US Inc. in prior years to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The Company assumed an industrial revenue bond in the amount of $3.6 million with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2003, 2014, 2017 and 2018. These bonds are secured by letters of credit issued pursuant to the senior secured credit facility.

Joint venture facility: The Company's joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $4.1 million outstanding as of June 30, 2003. Under Canadian GAAP, 50% of the indebtedness is reflected on Gerdau Ameristeel's consolidated balance sheet.

Related party loans: In the first quarter of 2003, a subsidiary of Gerdau S.A. made loans totaling $30.0 million to the Company to increase liquidity within the group. These loans were used for working capital purposes, bore interest at the rate of 6.5% and were repaid in the second quarter using proceeds from the refinancing.

Convertible debentures: The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn$125.0 million, bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering. The debentures are redeemable, at the Company's option, at par plus accrued interest and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. Since the convertible debentures can be redeemed by the issuance of common shares, the debenture obligations are classified as shareholders' equity. Interest on the shareholders' equity component, net of related income taxes, is charged to reinvested earnings, and is deducted from the net earnings or added to net loss in calculating basic earnings per share.

Capital leases: Approximately $1.0 million of capital leases remain outstanding, including the Company's 50% share of the Gallatin capital leases.

Capital expenditures

Gerdau Ameristeel spent $24.2 million on capital projects in the six months ended June 30, 2003 compared to $17.6 million in the same period in 2002 on a historical basis and $20.3 million on a pro forma basis.

Outlook

The business climate for the steel mini-mill sector reflects volatility from two converging dynamics. Among the external market forces, the domestic industry has experienced rapid changes in international currency fluctuations and steel trade flows, volatility in energy markets and gyrations in scrap prices tied to Asian steel scrap demand. Within the domestic internal environment, the aggressive consolidation of the mini-mill and integrated steel segments has produced a notable stabilizing influence on market behavior and pricing discipline. Unfortunately, the external forces generate immediate cost pressures, which are slow to be fully recovered in a distressed US economic environment.

Winter spikes in energy and scrap cost inputs were followed by successful steel price increases in the early spring and summer months. These market price improvements and reductions in energy costs provided a degree of optimism for improving operating margins. Subsequent to the end of the June quarter, market signals appeared to indicate that the industry is now entering a second round of the leap frog scenario between costs and selling price increases. The guarded optimism of improving margin trends is now threatened by resurgence in the economy of

China and strong inflationary pressures for scrap exports to Asia. As the United States is a major exporter of scrap, the domestic consumers must compete to match escalating scrap prices to retain these resources. The duration of the second wave of Asian scrap export demand and the ability to recover raw material cost increases in domestic market pricing continues to test the discipline of the consolidating steel industry.

Within our internal operating environment, the trend in realizing merger integration synergies and manageable manufacturing cost improvements continues to progress. Gerdau Ameristeel's management tools, benchmarking techniques and knowledge sharing benefits have been well received by the newly acquired facilities. These business disciplines are contributing to process improvements and in depth root cause analyses of variables on the shop floor. The tangible and incremental cost reduction benefits are gradually emerging and will have a cumulative effect as we address certain equipment and maintenance deficiencies. The next cost reduction advancement is contingent on new equipment installations and maintenance outages scheduled for Gallatin and the three Canadian long product mills during the next quarter.

    /s/ Jorge Gerdau Johannpeter                  /s/ Phillip E. Casey
        Chairman of the Board                         President and CEO
        August 26, 2003

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S.$ in thousands)

                                                                          JUNE 30,    DECEMBER 31,
                                                                           2003           2002
                                                                       -----------    -----------
                                                                       (unaudited)
ASSETS

CURRENT ASSETS
        Cash and cash equivalents                                      $    27,528    $    16,361
        Accounts receivable, net of  allowance for
            doubtful accounts of $3,993 (December 31, 2002 - $4,688)       232,361        172,745
        Inventories                                                        368,422        351,400
        Future tax assets                                                   11,417         11,417
        Other current assets                                                 3,955          2,997
                                                                       -----------    -----------
TOTAL CURRENT ASSETS                                                       643,683        554,920

PROPERTY, PLANT AND EQUIPMENT                                              920,951        898,948
GOODWILL                                                                   116,564        114,374
DEFERRED FINANCING COSTS                                                    15,508          2,514
OTHER ASSETS                                                                 3,925            645
                                                                       -----------    -----------
TOTAL ASSETS                                                           $ 1,700,631    $ 1,571,401
                                                                       ===========    ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
          Trade accounts payable                                       $   214,866    $   170,334
          Accrued salaries, wages and employee benefits                     22,892         43,932
          Other current liabilities                                         41,414         30,072
          Bank indebtedness                                                  2,086         23,379
          Current portion of long-term borrowings                           11,669         83,942
                                                                       -----------    -----------
          TOTAL CURRENT LIABILITIES                                        292,927        351,659

LONG-TERM BORROWINGS, LESS CURRENT PORTION                                 583,841        411,833

OTHER LIABILITIES                                                          103,269         99,341

FUTURE TAX LIABILITIES                                                      59,935         82,158

MINORITY INTEREST                                                                -         33,312
                                                                       -----------    -----------

TOTAL LIABILITIES                                                        1,039,972        978,303

SHAREHOLDERS' EQUITY
         Capital stock                                                     547,601        513,400
         Convertible debentures                                             92,232         79,134
         Retained earnings (deficit)                                        (7,118)         1,329
         Cumulative translation adjustment                                  27,944           (765)
                                                                       -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                                             $   660,659    $   593,098
                                                                       -----------    -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             $ 1,700,631    $ 1,571,401
                                                                       ===========    ===========

                See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(U.S.$ in thousands, except earnings per share data)

                                                THREE MONTHS ENDING JUNE 30,
                                                     2003         2002
                                                        (UNAUDITED)
NET SALES                                         $ 471,569    $ 245,116
                                                  ---------    ---------
OPERATING EXPENSES
       Cost of sales                                425,012      199,105
       Selling and administrative                    19,719       14,996
       Depreciation                                  20,177       12,751
       Other operating expense                        1,839          135
                                                  ---------    ---------
                                                    466,747      226,987
                                                  ---------    ---------
INCOME  FROM OPERATIONS                               4,822       18,129

OTHER EXPENSES
      Interest, net                                   7,993       11,130
      Foreign exchange (gain) loss                      262          993
      Amortization of deferred financing costs        3,204          294
                                                  ---------    ---------
                                                     11,459       12,417
                                                  ---------    ---------
(LOSS) INCOME BEFORE INCOME TAXES                    (6,637)       5,712

INCOME TAX EXPENSE (RECOVERY)                        (5,008)       1,100
                                                  ---------    ---------

(LOSS) INCOME BEFORE MINORITY INTEREST            $  (1,629)   $   4,612

MINORITY INTEREST                                         -         (793)
                                                  ---------    ---------

NET (LOSS) INCOME                                 $  (1,629)   $   3,819
                                                  ---------    ---------
EARNINGS (LOSS) PER COMMON SHARE - BASIC          $   (0.01)   $    0.03
EARNINGS (LOSS) PER COMMON SHARE - DILUTED        $   (0.01)   $    0.03

                                                 SIX MONTHS ENDING JUNE 30,
                                                    2003          2002
                                                       (UNAUDITED)
NET SALES                                         $ 915,947    $ 463,099
                                                  ---------    ---------
OPERATING EXPENSES
       Cost of sales                                836,863      376,779
       Selling and administrative                    38,139       29,817
       Depreciation                                  39,918       25,721
       Other operating expense                           58          915
                                                  ---------    ---------
                                                    914,978      433,232
                                                  ---------    ---------
INCOME FROM OPERATIONS                                  969       29,867

OTHER EXPENSES
      Interest, net                                  15,429       21,957
      Foreign exchange (gain) loss                     (571)         942
      Amortization of deferred financing costs        3,578          585
                                                  ---------    ---------
                                                     18,436       23,484
                                                  ---------    ---------
(LOSS) INCOME BEFORE INCOME TAXES                   (17,467)       6,383

INCOME TAX EXPENSE (RECOVERY)                       (10,669)         215
                                                  ---------    ---------

(LOSS) INCOME BEFORE MINORITY INTEREST            $  (6,798)   $   6,168

MINORITY INTEREST                                       217       (1,074)
                                                  ---------    ---------

NET (LOSS) INCOME                                 $  (6,581)   $   5,094
                                                  ---------    ---------
EARNINGS (LOSS) PER COMMON SHARE - BASIC          $   (0.03)   $    0.04
EARNINGS (LOSS) PER COMMON SHARE - DILUTED        $   (0.04)   $    0.04

                 See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S.$ in thousands, except share data) (unaudited)

                                                                                         RETAINED      CUMULATIVE
                                         NUMBER OF        CAPITAL      CONVERTIBLE       EARNINGS      TRANSLATION
                                          SHARES           STOCK        DEBENTURES       (DEFICIT)      ADJUSTMENT       TOTAL
                                        ----------      ----------     -----------        -------       ----------       -----
BALANCE - DECEMBER 31, 2001             133,388,400    $     58,364    $         -     $     (7,622)   $       (944)  $    49,798
  Net income                                                                                  5,094                         5,094
  Subsidiary stock activity                                    (138)                                                         (138)
  Foreign exchange                                                                                           (2,087)       (2,087)
                                        -----------    ------------    -----------     ------------    ------------   -----------
BALANCE - JUNE 30, 2002                 133,388,400    $     58,226    $         -     $     (2,528)   $     (3,031)  $    52,667
                                        -----------    ------------    -----------     ------------    ------------   -----------

BALANCE - DECEMBER 31, 2002             184,892,360    $    513,400    $    79,134     $      1,329    $       (765)  $   593,098
  Net loss                                                        -              -           (6,581)              -        (6,581)
  Acquisition of minority shares         13,198,501          34,201              -                -               -        34,201
  Foreign exchange                                                -         13,098                -          28,709        41,807
  Interest on convertible debentures                              -              -           (1,866)              -        (1,866)
                                        -----------    ------------    -----------     ------------    ------------   -----------
BALANCE -
  JUNE 30, 2003                         198,090,861    $    547,601    $    92,232     $     (7,118)   $     27,944   $   660,659
                                        -----------    ------------    -----------     ------------    ------------   -----------

                See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

                                                                       THREE MONTHS ENDED JUNE 30,
                                                                           2003         2002
                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net (loss) income                                                       $  (1,629)   $   3,819
Adjustment to reconcile net income (loss) to net cash
   provided by (used for) operating activities:
     Depreciation                                                          20,176       12,751
     Amortization                                                           3,204          294
     Deferred income taxes                                                 (6,129)      (2,157)
     (Gain) Loss on disposition of property, plant and equipment             (190)         276
     Unrealized foreign exchange on related party loans                     3,867        4,075
     Accrued interest on related party loans                               (1,450)        (632)
Changes in operating assets and liabilities, net of acquisitions:
     Accounts receivable                                                    2,937      (12,369)
     Inventories                                                           (9,240)       6,571
     Other assets                                                          (3,344)        (303)
     Liabilities                                                          (14,666)      13,669
                                                                        ---------    ---------
NET CASH (USED FOR) PROVIDED BY  OPERATING ACTIVITIES                      (6,464)      25,994

INVESTING ACTIVITIES
     Additions to property, plant and equipment                           (13,154)      (7,592)
     Assets acquisition                                                         -       (8,356)
     Proceeds from dispositions                                                 5           49
                                                                        ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                                     (13,149)     (15,899)

FINANCING ACTIVITIES
     Proceeds from issuance of new debt                                   542,357            -
     (Payment) Borrowing of short-term and long-term borrowings, net     (502,026)      (7,323)
     Additions to deferred financing costs                                (13,378)           -
     Foreign exchange loss                                                    319         (104)
     Changes in minority interest                                               -          773
     Subsidiary stock activity                                               (763)          (2)
                                                                        ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                  26,509       (6,656)
                                                                        ---------    ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            6,896        3,439

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           20,632        4,155
                                                                        ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $  27,528    $   7,594
                                                                        =========    =========

                 See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

                                                                       SIX MONTHS ENDED JUNE 30,
                                                                           2003         2002
                                                                              (UNAUDITED)
OPERATING ACTIVITIES
Net (loss) income                                                       $  (6,581)   $   5,094
Adjustment to reconcile net income (loss) to net cash
   provided by (used for) operating activities:
      Depreciation                                                         39,918       25,721
      Amortization                                                          3,578          585
      Deferred income taxes                                               (11,729)      (2,221)
      (Gain) Loss on disposition of property, plant and equipment             (93)         435
      Unrealized foreign exchange on related party loans                    7,241        4,044
      Accrued interest on related party loans                              (2,884)      (1,351)
Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                 (63,501)     (37,193)
      Inventories                                                           1,845        6,828
      Other assets                                                         (7,693)         (89)
      Liabilities                                                          26,672       16,625
                                                                        ---------    ---------
NET CASH (USED FOR) PROVIDED BY  OPERATING ACTIVITIES                     (13,227)      18,478

INVESTING ACTIVITIES
      Additions to property, plant and equipment                          (24,222)     (17,644)
      Assets acquisition                                                        -       (8,356)
      Proceeds from dispositions                                               77          119
                                                                        ---------    ---------
NET CASH USED IN INVESTING ACTIVITIES                                     (24,145)     (25,881)

FINANCING ACTIVITIES
      Proceeds from issuance of new debt                                  542,357            -
      (Payment) Borrowing of short-term and long-term borrowings, net    (479,378)       8,876
      Additions to deferred financing costs                               (13,419)           -
      Foreign exchange loss                                                   (40)           -
      Changes in minority interest                                           (218)       1,074
      Subsidiary stock activity                                              (763)         (40)
                                                                        ---------    ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                  48,539        9,910
                                                                        ---------    ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                           11,167        2,507

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           16,361        5,087
                                                                        ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                              $  27,528    $   7,594
                                                                        =========    =========

                See notes to consolidated financial statements.

                 GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

         The consolidated financial statements include the results and accounts of companies controlled by Gerdau Ameristeel Corporation, a Canadian corporation, whose majority shareholder is Gerdau S.A., a Brazilian Company. Gerdau Ameristeel's financial statements are presented in United States dollars and in accordance with Canadian generally accepted accounting principles ("GAAP").

         The 2002 consolidated financial statements include the accounts of "Gerdau North American Group" consisting of the Gerdau Canada Group (Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries) and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. ("GUSA"). All significant intercompany transactions and accounts have been eliminated in consolidation.

         On October 23, 2002, Gerdau S.A., parent company of the Gerdau North America Group, entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. This transaction agreement resulted in Co-Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares The transaction was accounted for using the reverse-take-over method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel"). As part of this transaction, certain related party loans of the Gerdau North America Group were converted into equity in October 2002.

         On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to 1. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau Ameristeel.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with Canadian generally accepted accounting principles. However all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normally recurring items. These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report and have been prepared using the same accounting policies as described in Note 2 of the latest annual report. The results of the three and six month periods ended June 30, 2003 and 2002 are not necessarily indicative of the results to be expected for future periods. The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction, steel service centers and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers, electric utilities, natural gas suppliers, rail and truck carriers.

NOTE 2 -- INVENTORIES

Inventories consist of the following ($000s):

                                                                        AT JUNE 30,        AT DECEMBER 31,
                                                                           2003                 2002
                                                                           ----                 ----
                                                                        (UNAUDITED)
Ferrous and non-ferrous scrap                                           $   39,887         $      40,983
Work in-process                                                             40,787                33,701
Finished goods                                                             206,756               195,893
Raw materials (excluding scrap) and operating supplies                      80,992                80,823
                                                                        ----------         -------------
                                                                        $  368,422         $     351,400

NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following ($000s):

                                                                                  AT JUNE 30, 2003
                                                                                     (UNAUDITED)
                                                      ------------------------------------------------------
                                                                         ACCUMULATED                 NET
                                                          COST          DEPRECIATION              BOOK VALUE
                                                      -------------------------------------------------------
Land and improvements                                 $    73,275      $        2,936            $    70,339
Buildings and improvements                                128,864              27,129                101,735
Machinery and equipment                                   988,292             273,704                714,588
Construction in progress                                   28,067                                     28,067
Property, plant and equipment held for sale                 6,222                   -                  6,222
                                                      ------------------------------------------------------
                                                      $ 1,224,720      $      303,769            $   920,951

NOTE 4 -- STOCK BASED COMPENSATION

The Company accounts for stock options granted to employees using the intrinsic value based method of accounting. Under this method, the Company does not recognize compensation expense for the stock options because the exercise price is equal to the market price of the underlying stock on the date of grant. Had the Company applied the fair value based method of accounting, net loss and loss per share and net income and income per share would be as shown on the following table. The Black-Scholes option pricing model was used to estimate the fair value of each option grant on the date of grant and calculate the pro forma stock-based compensation costs. For purposes of the pro forma disclosures, the assumed compensation expense is amortized over the option's vesting periods and includes option granted subsequent to January 1, 2002 and excludes options issued prior to January 1, 2002. The following assumptions were used:

Expected dividend yield                      0%
Expected share price volatility             25%
Risk-free rate of return                     4%
Expected period until exercise               5 years

(Amounts in $000 except per share data)

                                             For the Three Months Ended              For the Six Months Ended
                                          June 30, 2003      June 30, 2002      June 30, 2003       June 30, 2002
                                          -------------      -------------      -------------       -------------
                                                     (unaudited)                           (unaudited)
                                                     -----------                           -----------
Net (loss) income, as reported           $        (1,629)    $        3,819    $      (6,581)      $          5,094
Pro forma stock-based
   Compensation cost                                  25                 25               50                     50

Pro forma, net income                    $        (1,654)    $        3,794    $      (6,631)      $          5,044

Earnings per share
     Basic, as reported                  $          (.01)    $          .03    $        (.03)      $            .04
     Basic, pro forma                               (.01)               .03             (.03)                   .04
     Diluted, as reported                           (.01)               .03             (.04)                   .04
     Diluted, pro forma                  $          (.01)    $          .03    $        (.03)      $            .04

NOTE 5 -- JOINT VENTURES

         The Company's investments in Gallatin Steel Company, Bradley Steel Processors and SSS/MRM Guide Rail are 50% joint ventures. The results for Gallatin Steel are presented from the date of acquisition, October 23, 2002, therefore the results for the three months and six months ending June 30, 2002 exclude Gallatin Steel. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in the consolidated financial statements. The Company's interest in the joint ventures is as follows ($000s):

                                                                                AT JUNE 30,           AT DECEMBER 31,
                                                                                    2003                   2002
BALANCE SHEET                                                                             (UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
Current assets                                                              $             46,495      $       45,234
Property, plant and equipment                                                            109,142             107,421
Current liabilities                                                                       21,344              26,505
Long-term debt                                                                            40,682               3,415

                                                                                    THREE MONTHS ENDED JUNE 30,
                                                                                      2003                 2002
STATEMENT OF EARNINGS                                                                        (unaudited)
---------------------------------------------------------------------------------------------------------------------
Sales                                                                           $         56,493       $       3,192
Operating earnings                                                                         5,867                 298
Earnings before income taxes                                                              (2,349)                296

                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                                       2003                 2002
                                                                                             (unaudited)
--------------------------------------------------------------------------------------------------------------------
Sales                                                                             $      110,372         $     6,603
Operating earnings                                                                         9,871                 799
Earnings before income taxes                                                               1,538                 795

                                                                                     THREE MONTHS ENDED JUNE 30,
                                                                                      2003                 2002
CHANGES IN CASH FLOWS                                                                        (unaudited)
--------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)
    Operating activities                                                         $       (1,268)       $        701
    Investing activities                                                                 (1,177)                (34)
    Financing activities                                                                  1,864                (623)
-------------------------------------------------------------------------------------------------------------------
Proportionate share of increase in cash                                          $          581        $         44
-------------------------------------------------------------------------------------------------------------------

                                                                                     SIX MONTHS ENDED JUNE 30,
                                                                                   2003                    2002
                                                                                          (unaudited)
--------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)
    Operating activities                                                    $               806        $        891
    Investing activities                                                                 (2,972)                (25)
    Financing activities                                                                   (228)             (1,665)
-------------------------------------------------------------------------------------------------------------------
Proportionate share of decrease in cash                                     $            (2,394)       $       (799)
-------------------------------------------------------------------------------------------------------------------


NOTE 6 - LONG-TERM DEBT

At June 30, 2003, Gerdau Ameristeel debt includes the following ($000s):

Senior Notes, 10 3/8% due 2011, net of original issue discount   $            396,904
Senior Secured Revolving Credit Facility                                      153,053
Industrial Revenue Bonds                                                       36,795
AmeriSteel Bright Bar term loan                                                 3,339
Gallatin Joint Venture Debt                                                     5,380
Other                                                                              39
-------------------------------------------------------------------------------------
                                                                              595,510
Less current portion                                                          (11,669)
-------------------------------------------------------------------------------------
                                                                  $           583,841

At December 31, 2002, the Company had debt agreements that were specific to the Gerdau Canada Group, GUSA and former Co-Steel entities and includes the following ($000s):

Gerdau Canada Group:
 Bank indebtedness .................................................       $     17,243
 U.S. Dollar Floating Rate Term Loan ...............................             61,743
 Canadian dollar revolving loan (Cdn $35.0 million) ................             22,157
 Other .............................................................              1,444
GUSA:
 AmeriSteel Revolving Credit Agreement .............................            100,800
 AmeriSteel Term Loan ..............................................             68,750
 Industrial Revenue Bonds ..........................................             36,795
 AmeriSteel Bright Bar .............................................              3,522
 Other .............................................................                809
Co-Steel Group:
 Bank Indebtedness .................................................              6,136
 Canadian dollar revolving loan (Cdn $48.3 million) ................             30,577
 U.S. Dollar Fixed Rate Reducing Term Loan .........................             96,784
 Fair value of early payment penalty of fixed rate reducing
   term loans ......................................................              9,065
U.S. dollar revolving loan .........................................             59,768
Other ..............................................................              3,561
                                                                           ------------
                                                                                519,154
Less current portion ...............................................           (107,321)
                                                                           ------------
                                                                           $    411,833
                                                                           ------------

         On June 27, 2003, the Company refinanced its debt by issuing $405 million aggregate principal 10 3/8% Senior Notes, of which $35.0 million were sold to an indirect wholly-owned subsidiary of the Company's parent, Gerdau S.A. The notes mature in 2011 and were issued at 98% of face value. The Company also entered into a new Senior Secured Revolving Credit Facility, with a term of up to five years, which provides commitments of up to $350 million. The borrowings under the Senior Secured Credit Facility are secured by the Company's inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At June 30, approximately $98.3 million was available under the Revolving Credit Facility.

         Gerdau Ameristeel US Inc. issued industrial revenue bonds ("IRBs") in prior years to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The Company assumed an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs.

         The AmeriSteel Bright Bar Term Loan represents a bank loan of Gerdau Ameristeel US Inc.'s majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year. Gerdau AmeriSteel US Inc. is a guarantor of the loan.

         Gallatin Joint Venture Debt represents the Company's proportionate 50% share of the joint venture's outstanding debt, including borrowings under its $40 million credit facility and capital leases.

         Other debt includes equipment loans and capital leases at various subsidiaries.

         In order to reduce its exposure to interest-rate fluctuations, the Company had entered into four interest-rate swap agreements. The interest-rate swaps have a notional value of $69 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at June 30, 2003, was approximately $6.2 million.

NOTE 7 -- ACQUISITION

On June 24, 2002, the Company acquired certain assets and assumed certain liabilities of Republic Technologies' cold drawn plant in Cartersville, Georgia. The purchase price was $8.4 million and the transaction was accounted for as a business combination. The plant commenced operations under Gerdau AmeriSteel's ownership on July 2, 2002.

NOTE 8 -- SEGMENT INFORMATION

The Company is organized into two primary business segments: (a) Steel mills and
(b) Downstream products. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily cash, assets held for sale, some property, plant and equipment, deferred income taxes and deferred financing costs. Operational results and other financial data for the two business segments for the three and six months ended June 30, 2003 and 2002, are presented below ($000s):

                                                              Three Months Ending                Six Months Ending
                                                         June 30 2003    June 30, 2002    June 30, 2003    June 30, 3002
                                                         ------------    -------------    -------------    -------------
                                                                  (unaudited)                      (unaudited)
                                                                   ---------                        ---------
Revenue from external customers:
   Steel mills                                           $   388,498        $  171,431      $ 767,121      $     325,006
   Downstream products                                        83,071            73,685        148,826            138,093
                                                         -----------        ----------      ---------      -------------
        Total                                            $   471,569        $  245,116      $ 915,947      $     463,099

Inter-company sales:
   Steel mills                                           $    81,479        $   46,657      $ 156,588      $      80,846
   Downstream products                                             -                 -              -                  -
   Corp/eliminations/other                                   (81,479)          (46,657)      (156,588)           (80,846)
                                                         -----------        ----------      ---------      -------------
        Total                                            $         -        $        -      $       -      $           -

Total sales:
   Steel mills                                           $   469,977        $  218,088      $ 923,709      $     405,852
   Downstream products                                        83,071            73,685        148,826            138,093
   Corp/eliminations/other                                   (81,479)          (46,657)      (156,588)           (80,846)
                                                         -----------        ----------      ---------      -------------
        Total                                            $   471,569        $  245,116       $915,947      $     463,099

Income (loss) from operations:
   Steel mills                                           $    (1,029)       $   18,661      $   1,241      $      32,138
   Downstream products                                         3,065             6,404          3,373              8,438
   Corp/eliminations/other                                     2,786            (6,936)        (3,645)           (10,709)
                                                         -----------        ----------      ---------      -------------
     Total                                               $     4,822        $   18,129      $     969      $      29,867

                                                        June 30, 2003     Dec. 31, 2002
                                                        -------------     -------------
Segment assets:
   Steel mills                                           $ 1,568,520        $1,424,363
   Downstream products                                       125,121           122,425
   Corp/eliminations/other                                     6,990            24,613
                                                         -----------        ----------
        Total                                            $ 1,700,631        $1,571,401

Geographic data is as follows:

                                                                           United States      Canada          Total
                                                                           -------------      ------          -----
JUNE 30, 2003
Revenue from external customers                                             $   743,764     $   172,183   $     915,947
Long-lived assets                                                               654,098         266,853         920,951

JUNE 30, 2002
Revenue from external customers                                             $   389,003     $    74,096   $     463,099
Long-lived assets                                                               392,283         140,848         533,131

NOTE 9 -- OTHER OPERATING EXPENSE

Other operating expense for the six months ended June 30, 2003 was approximately $0.1 million. This includes a $1.8 million charge from a settlement of environmental warranties from the May 2000 sale of Co-Steel's Mayer Parry Recycling unit in England, asset write-downs of $.8 million, $0.5 million charge relating to start-up costs associated with new process automation controls at the Knoxville rolling mill and fabricating plant shutdown expenses of $0.3 million. The charges were offset by income of $3.5 million in electric power rebates from the Province of Ontario. Other operating expense for the six months ended June 30, 2002 was $0.9 million relating to the closing of certain of the Company's fabricating plants.

Corporate Information

LISTING OF CAPITAL STOCK AND CONVERTIBLE DEBENTURES

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA.TO and GNAdb.TO respectively.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax.

SHAREHOLDER INFORMATION

Shareholders seeking information or Assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line. Toronto: (416) 643-5500 Outside Toronto and US: 1-800-387-0825

FINANCIAL CALENDAR

Fiscal year end: December 31

Investor Information

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com
Web site: www.gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION
Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL 33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau Ameristeel - Investor
Relations
Phone: (813) 207.2300
Fax:  (813) 207.2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

www.gerdauameristeel.com

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